Exhibit 99.1

1 September 2023
Tremor International Ltd
("Tremor" or the "Company")

Total Voting Rights

For the purposes of the Financial Conduct Authority's Disclosure and Transparency Rules, Tremor notifies the market that as at 1 September 2023, the Company's issued share capital consists of  191,650,945 ordinary shares with a nominal value of NIS0.01 each ("Ordinary Shares"), along with 48,306,182 shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), the Company holds these dormant shares in Treasury. Therefore, the total number of shares with voting rights is 143,344,763.

The above figure of 143,344,763 Ordinary Shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.

For further information or enquiries please contact:

Tremor International Ltd Billy Eckert, Vice President of Investor Relations	ir@tremorinternational.com
KCSA (US Investor Relations) David Hanover	tremorir@kcsa.com
Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance) Tim Redfern / Harriet Ward (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

About Tremor International

Tremor International, the parent Company of the Nexxen portfolio of advertising technology products and platforms, empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Tremor International, through its Nexxen-branded products and platforms, delivers a flexible and unified technology stack with advanced and exclusive data at its core. The Company’s robust capabilities span discovery, planning, activation, measurement and optimization – available individually or in combination – all designed to enable partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit www.tremorinternational.com and to learn more about the Company’s recent rebranding, please visit www.nexxen.com.